WALDENCAST PLC
Michelin House, 81 Fulham Rd.
London SW 6RD

December 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Jane Park

RE:	Waldencast plc (the “Company”)
Registration Statement on Form F-3
File No. 333-291938

Dear Ms. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-291938) be accelerated by the Securities and Exchange Commission to 4:00 p.m. New York time on December 18, 2025, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Maxim Mayer-Cesiano of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2297 and that such effectiveness also be confirmed in writing.

Very truly yours,

Waldencast plc

By:	/s/ Michel Brousset
Michel Brousset
Chief Executive Officer

cc:    Maxim O. Mayer-Cesiano
Skadden, Arps, Slate, Meagher & Flom LLP

cc:    Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP